                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (AMENDMENT NO. 3)


                           ISIS PHARMACEUTICALS, INC.
       ------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                  464330 10 9
       ------------------------------------------------------------------
                                 (Cusip Number)


                               HANS-PETER MUELLER
                    BOEHRINGER INGELHEIM INTERNATIONAL GMBH
                               BINGER STRASSE 173
                      D-55216 INGELHEIM AM RHEIN, GERMANY
                              011-49-61-32-77-2414
                                      AND
                             KLAUS H. JANDER, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 878-8000
       ------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  JUNE 5, 2000
       ------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

         Note. Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

---------------------                                          -----------------
CUSIP NO. 464330 10 9                   13D                    PAGE 2 OF 5 PAGES
---------------------                                          -----------------

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Boehringer Ingelheim International GmbH
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCES OF FUNDS

    OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                          / /
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany
--------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                       2,030,107
   NUMBER OF       -------------------------------------------------------------
     UNITS         8.  SHARED VOTING POWER
 BENEFICIALLY          0
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9.  SOLE DISPOSITIVE POWER
    PERSON             2,030,107
     WITH          -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,030,107
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           / /
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                          FILED PURSUANT TO RULE 13d-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


         This Amendment No. 3, which relates to shares of the common stock, par value $0.001 per share (the "Common Stock") of Isis Pharmaceuticals, Inc. (the "Issuer") and is being filed by Boehringer Ingelheim International GmbH ("Boehringer"), supplements and amends the statement on Schedule 13D, originally filed with the Commission on July 28, 1995, as amended by Amendment No. 1, filed with the Commission on December 23, 1996 and Amendment No. 2, filed with the Commission on September 2, 1999.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

Item 5 is hereby amended to read in its entirety as follows:

         (a)      Beneficial Ownership:     2,030,107

                  Percentage Ownership:           5.5%

         (b)      Sole Voting Power:        2,030,107

                  Shared Voting Power:            -0-

                  Sole Dispositive Power:   2,030,107

                  Shared Dispositive Power:       -0-

         (c)      Recent Transactions:      The following table sets forth sales
                                            of shares of Common Stock by
                                            Boehringer since September 2, 1999.
                                            Such sales were effected on the open
                                            market over the Nasdaq Stock Market
                                            by a broker.

                                                   APPROXIMATE PRICE
                        AMOUNT OF                      PER SHARE
DATE                     SHARES               (exclusive of commissions)
3/23/00                   10,000                       $18.0688
3/29/00                   20,000                       $13.9263
3/30/00                   20,000                       $13.6075
4/3/00                    20,000                       $14.0000
4/5/00                    20,000                       $12.5125
4/5/00                    20,000                       $11.3388
4/6/00                    40,000                       $14.7729
4/7/00                    21,600                       $15.6079
4/11/00                    3,800                       $14.0000
4/12/00                   20,000                       $13.0000
5/2/00                    20,000                       $12.0775
5/3/00                    20,000                       $11.1016
5/4/00                     9,600                       $11.5078
5/5/00                    20,000                       $11.5000
5/15/00                   20,000                       $10.0109
5/16/00                   20,000                       $10.2538
5/18/00                   20,000                       $10.5141
5/19/00                    6,600                       $10.5000
5/22/00                    1,900                       $10.6140
6/2/00                    20,000                       $10.0863
6/5/00                     9,000                       $11.2688
6/5/00                    20,000                       $10.2500

         (d)      Right to Receive Dividends:                 Not Applicable

         (e)      Ownership below 5%:                         Not Applicable

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2000

                                 BOEHRINGER INGELHEIM INTERNATIONAL GmbH


                                                   By:  /s/ Mueller
                                                   Name: Mr. Mueller
                                                   Title:   Authorized Signatory

                                                   By: /s/ Joos
                                                   Name: Mr. Joos
                                                   Title:   Authorized Signatory